
07006998

OMB APPROVAL

OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden
hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL PROCESSING
RECEIVED
MAY 3 0 2007
WASH, D.C.
210
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53200-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/06 (MM/DD/YY) AND ENDING 03/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

THORPE CAPITAL, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 WEST BROADWAY, SUITE 620
(No. and Street)

SALT LAKE CITY	UTAH	84101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DEVIN THORPE (801) 519-0505
(Area Code — Telephone No.)

PROCESSED
JUN 0 7 2007
THOMSON
FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

HANSEN, BARNETT & MAXWELL, P.C.
(Name – if individual state ias: first, middle name)

5 TRIAD CENTER, SUITE 750	SALT LAKE CITY	UTAH	84180-1128
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

: Certified Public Accountant
G Public Accountant
G Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **DEVIN THORPE**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **THORPE CAPITAL, INC.**, as of **MARCH 31**, **2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


NOTARY PUBLIC
IVANNA SYMKO
170 S Main St. 6th Floor
Salt Lake City, UT 84101
My Commission Expires: 04/23/2011
State of Utah



Signature

Managing Director

Title



Notary Public

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[1] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[2] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[2] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j) A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[3] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[2] (m) A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1. Company has no liabilities that are subordinated to claims of creditors.

2. Company exempt under 15c3-3(k)(2)(i).

3. Company is not a consolidated entity.

THORPE CAPITAL, INC.

SEC ANNUAL AUDITED REPORT FORM X-17A-5
PART III, FACING PAGE AND OATH OR AFFIRMATION
AND
INDEPENDENT AUDITORS' REPORT
AND
FINANCIAL STATEMENTS

March 31, 2007 and 2006

HANSEN, BARNETT & MAXWELL, P.C.
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS

THORPE CAPITAL, INC.

TABLE OF CONTENTS

HANSEN, BARNETT & MAXWELL, P.C.
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS
5 Triad Center, Suite 750
Salt Lake City, UT 84180-1128
Phone: (801) 532-2200
Fax: (801) 532-7944
www.hbmcpas.com

Registered with the Public Company Accounting Oversight Board


an independent member of
BAKER TILLY
INTERNATIONAL

INDEPENDENT AUDITORS' REPORT

Stockholders and Board of Directors
Thorpe Capital, Inc.

We have audited the accompanying statements of financial condition of Thorpe Capital, Inc. as of March 31, 2007 and 2006 and the related statements of income (loss), stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thorpe Capital, Inc. as of March 31, 2007 and 2006, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation and reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hansen, Barnett & Maxwell, P.C.

HANSEN, BARNETT & MAXWELL, P.C.

Salt Lake City, Utah
May 25, 2007

THORPE CAPITAL, INC.
STATEMENTS OF FINANCIAL CONDITION

March 31,		2007		2006
ASSETS				
Current Assets				
Cash	$	27,443	$	21,178
Investment in securities available-for-sale		-		11,842
Total Current Assets		27,443		33,020
Deferred Tax Asset		515		882
Total Assets	$	27,958	$	33,902
LIABILITIES AND STOCKHOLDER'S EQUITY				
Current Liabilities				
Accounts payable	$	1,570	$	476
Accrued liabilities		4,407		5,500
Accrued income taxes		-		100
Deferred tax liability		-		553
Total Current Liabilities		5,977		6,629
Stockholder's Equity				
Common Stock - 50,000 shares authorized; 1,000 shares issued and outstanding; no par value		34,601		19,500
Retained earnings (deficit)		(12,620)		6,136
Accumulated other comprehensive income		-		1,637
Total Stockholder's Equity		21,981		27,273
Total Liabilities and Stockholders' Equity	$	27,958	$	33,902

The accompanying notes are an integral part of these financial statements.

THORPE CAPITAL, INC.
STATEMENTS OF INCOME (LOSS)

For the Years Ended March 31,	2007	2006
Revenues		
Commissions income	$ 67,968	$ 90,000
	67,968	90,000
Expenses		
Salaries and wages	43,048	79,756
Selling expenses	5,821	-
Other operating expenses	25,794	14,748
	74,663	94,504
Loss From Operations	(6,695)	(4,504)
Other Income (Expense)		
Interest income	131	170
Realized gain on sale of investments	3,376	-
	3,507	170
Loss Before Income Taxes	(3,188)	(4,334)
Provision for (Benefit from) income taxes	467	(782)
Net Loss	$ (3,655)	$ (3,552)

The accompanying notes are an integral part of these financial statements.

THORPE CAPITAL, INC.
STATEMENT OF STOCKHOLDER'S EQUITY

	Common Stock		Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total Stockholder's Equity
	Shares	Amount			
Balance at March 31, 2005	1,000	$ 19,500	$ 9,688	$ -	$ 29,188
Net loss	-	-	(3,552)	-	(3,552)
Unrealized gain on investments, net of taxes	-	-	-	1,637	1,637
Comprehensive income (loss)					(1,915)
Balance at March 31, 2006	1,000	19,500	6,136	1,637	27,273
Contributed capital	-	15,101	-	-	15,101
Dividends paid	-	-	(15,101)	-	(15,101)
Net loss	-	-	(3,655)	-	(3,655)
Realized gain on investments, net of taxes	-	-		(1,637)	(1,637)
Comprehensive income (loss)					(5,292)
Balance at March 31, 2007	1,000	$ 34,601	$ (12,620)	$ -	$ 21,981

The accompanying notes are an integral part of these financial statements.

THORPE CAPITAL, INC.
STATEMENTS OF CASH FLOWS

For the Years Ended March 31,		2007		2006
Cash Flows from Operating Activities:				
Net loss	$	(3,655)	$	(3,552)
Adjustments to recocile net income to net cash provided by (used in) operating activities				
Deferred income taxes		367		(882)
Investment fees		-		348
Realized gain on sale of investments		(3,376)		-
Changes in operating assets and liabilities:				
Accounts payable		29,223		(7,594)
Accrued income taxes		(100)		(4,063)
Accrued liabilities		(1,093)		(65)
Net Cash Provided by (Used in) Operating Activities		21,366		(15,808)
Cash Flows from Investing Activities				
Investments purchased		-		(10,000)
Net Cash Used in Investing Activities		-		(10,000)
Cash Flows from Financing Activities:				
Dividends paid		(15,101)		-
Net Cash Used in Financing Activities		(15,101)		-
Net Increase (Decrease) in Cash		6,265		(25,808)
Cash at Beginning of Period		21,178		46,986
Cash at End of Period	$	27,443	$	21,178
Supplemental Cash Flow Information:				
Taxes paid	$	100	$	1,085
Monthly cost allocation payments contributed by parent	$	15,101	$	-
Investment transferred to parent to satisfy cost allocation payments	$	13,028	$	-

The accompanying notes are an integral part of these financial statements.

THORPE CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2007 AND 2006

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization—Thorpe Capital, Inc. is a Utah corporation organized and registered to engage in the securities business as a broker/dealer. The Company's principal market is Utah. The Company is a wholly-owned subsidiary of Thorpe Capital Group, LLC (a Utah limited liability company). Thorpe Capital Group, LLC (the parent company) provides Thorpe Capital Inc.'s office space and related expenses, including utilities, furniture and other office equipment.

Cash Equivalents—For the purpose of cash flows, all highly liquid debt instruments purchased with an original maturity of three months or less are considered cash equivalents.

Revenue Recognition— The Company recognizes revenues from services provided when the services as specified by the customer and agreed to by the Company, have been performed and the customer accepts the services, and the services are billed.

Revenues related to on-going receipts of retainers are recognized as the retainer payments are received.

Income Taxes — Income taxes are provided using the liability method of accounting in accordance with SFAS 109, *Accounting for Income Taxes*. A deferred tax asset or liability is recorded for temporary differences between financial and tax reporting bases. A valuation allowance is recorded when it is unlikely that the net deferred tax assets will be realized through future operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements – In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. Accordingly, the Company will adopt SFAS 157 in 2008. The Company is currently evaluating the impact of SFAS 157 on the financial statements.

In June 2006, the FASB issued FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), which clarifies the accounting for uncertainty in tax positions. FIN 48 requires financial statement recognition of the impact of a tax position, if that position is more likely than not to be sustained on examination, based on the technical merits of the position. This interpretation is effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to retained earnings as of the beginning of the period of adoption. Accordingly, the Company will adopt FIN 48 in 2007. The Company is currently evaluating the impact of FIN 48 on the financial statements.

NOTE 2—INVESTMENT IN HEDGE FUND

During the year ended March 31, 2006, the Company invested in TCM Special Fund 1, a hedge fund managed by a company with common ownership. The investment in the fund is classified as available-for-sale and is stated at fair value. The balance of Company's investment in the fund at March 31, 2006 consisted of the following:

	Cost	Unrealized Gain	Estimated Fair Value
March 31, 2006			
Investment in hedge fund classified as available-for-sale	$ 10,000	$ 2,190	$ 11,842

During the years ended March 31, 2007 and 2006, the Company incurred fees totaling $156 and $475, respectively, and earned interest income in the amount of $123 and $127, respectively.

During the year ended March 31, 2007, the Company transferred its investment in TCM Special Fund I to Thorpe Capital Group, LLC in satisfaction of payments due under a cost sharing agreement with Thorpe Capital Group, LLC. The value of the payments satisfied totaled $13,028.

NOTE 3 — INCOME TAX

The provision for (benefit from) income taxes for the years ended March 31, 2007 and 2006 consisted of the following:

	Federal	State	Total
For the Year Ended March 31, 2006			
Current tax expense	$ -	$ 100	$ 100
Deferred tax expense	325	42	367
Provision for Income Taxes	$ 325	$ 142	$ 467
For the Year Ended March 31, 2006			
Current tax expense	$ -	$ 100	$ 100
Deferred tax expense (benefit)	(665)	(217)	(882)
Provision for (Benefit from) Income Taxes	$ (665)	$ (117)	$ (782)

The following is a reconciliation of the income tax at the federal statutory tax rate with the provision of income taxes for the years ended March 31, 2007 and 2006:

	2007	2006
Income tax expense at statutory rate (34%)	$ (1,118)	$ (1,474)
Effect of lower tax rates	630	626
Effect of net operating loss	846	-
State tax, net of federal benefit	109	66
Provision for (Benefit from) Income Taxes	$ 467	$ (782)

At March 31, 2007 and 2006, deferred tax asses and liabilities consisted of the following:

		2007		2006
Operating loss carry forwards	$	515	$	882
Valuation allowance		-		-
Deferred Tax Asset	$	515	$	882
Investment in securities available-for-sale		-		(553)
Deferred Tax Liability		-		(553)
Net Deferred Tax Asset (Liability)	$	515	$	329

NOTE 4 — NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

As of March 31, 2007 and 2006, the Company had net capital of $21,202 and $15,431, respectively, which was $16,202 and $10,431, respectively, in excess of its required net capital of $5,000. As of March 31, 2007 and 2006, the Company's ratio of aggregate indebtedness to net capital was .28 to 1 and .43 to 1, respectively.

NOTE 5 — STOCKHOLDERS' EQUITY

During the year ended March 31, 2007 and 2006, the Company paid dividends of $15,101 and zero, respectively, to Thorpe Capital Group, LLC.

NOTE 6 — OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income consisted of unrealized holding losses on investment in securities available for sale at March 31, 2006. A summary of the components of other comprehensive income for the years ended March 31, 2007 and 2006 is as follows:

		Before-Tax Amount		Income Tax		After-Tax Amount
Year Ended March 31, 2007						
Unrealized holding gains on securities available-for-sale	$	-	$	-	$	-
Year Ended March 31, 2006						
Unrealized holding gains on securities available-for-sale	$	2,190	$	(553)	$	1,637

NOTE 7 — RELATED PARTY TRANSACTIONS

During the year ended March 31, 2007, the Company entered into a cost share allocation agreement with Thorpe Capital Group, LLC, the Company's parent. The agreement establishes the method of allocation and costs to be allocated from Thorpe Capital Group, LLC to the Company. Cash payments made to Thorpe Capital Group, LLC under the agreement totaled $31,619. In addition to cash payments, the

Company transferred its interest in TCM Special Fund I in satisfaction of certain payments, as further described in Note 2. Also, the Thorpe Capital Group, LLC waived two payments totaling $15,101. These two payments were accounted for as capital contributions.

SUPPLEMENTAL INFORMATION

THORPE CAPITAL, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL
MARCH 31, 2007

Total stockholders' equity	$	21,981
Less: Non-allowable assets		
Deferred tax assets		(515)
Interest recievable on certificate of deposit		(264)
Net Capital		21,202
Net capital per Focus Report dated March 31, 2007		19,878
Difference	$	1,324
Reconciliation of difference between net capital and net capital per focus report dated March 31, 2007		
Audit adjustments:		
Adjust accrued expenses	$	771
Adjust investment in securities		553
Total Audit Adjustments	$	1,324
Aggregate Indebtedness		
Accounts payable	$	1,570
Accrued liabilities and income taxes		4,407
Total Aggregate Indebtedness	$	5,977
Computation of Basic Net Capital Requirement		
Net capital	$	21,202
Minimum net capital required		5,000
Excess Net Capital	$	16,202
Ratio of Aggregate Indebtedness to Net Capital		.28 to 1
Ratio of Aggregate Indebtedness to Net Capital Per the Focus Report		.37 to 1
Difference		(0.09)

HANSEN, BARNETT & MAXWELL, P.C.
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS
5 Triad Center, Suite 750
Salt Lake City, UT 84180-1128
Phone: (801) 532-2200
Fax: (801) 532-7944
www.hbmcpas.com

Registered with the Public Company Accounting Oversight Board


an independent member of
BAKER TILLY
INTERNATIONAL

ACCOUNTANTS' SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAMING AN EXEMPTION FROM SEC RULE 15c3-3

Stockholders and Board of Directors
Thorpe Capital, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Thorpe Capital, Inc. (the Company), for the year ended March 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a significant deficiency, or a combination of significant deficiencies, in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hansen, Barnett & Maxwell, P.C.

HANSEN, BARNETT & MAXWELL, P.C.

Salt Lake City, Utah
May 25, 2007

END